Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957
May 15, 2007
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Neenah Foundry Company Form 10-K for the Fiscal Year Ended September 30, 2006 Filed December 15, 2006 File No. 333-28751-03
Dear Mr. O’Brien:
     This letter responds to the additional comments in your letter dated May 9, 2007 to William M. Barrett, Neenah Foundry Company’s (“Neenah” or the “Company”) chief executive officer, after your review of our response letter dated May 4, 2007 to your initial comment letter dated April 20, 2007, relating to the Company’s Form 10-K for the fiscal year ended September 30, 2006 filed December 15, 2006 via EDGAR (the “Form 10-K”). The staff’s comments are reproduced below and numbered in accordance with your May 9 letter. The Company’s response to each comment is noted below the comment. In this letter, “we” refers to Neenah and its management generally.
Form 10-K for the Fiscal Year Ended September 30, 2006
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 28
1.	Regarding prior comment 2, we note the disclosure on page 30 that Adjusted EBITDA is a “material component” of the covenants contained within your credit facility. If you believe a covenant is a material term of the credit agreement and information about the covenant is material to an investor’s understanding of the

Mr. Terence O’Brien
May 15, 2007

company’s liquidity, you should provide an appropriate discussion of the actual ratio or other measure constituting the covenant. It is not clear why you are disclosing Adjusted EBITDA, which appears to be just one component of the calculation of certain financial covenants, absent a discussion of the covenants themselves. As explained in Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, discussion of a non-GAAP financial measure for other purposes is not permitted unless otherwise allowable under Item 10(e) of Regulation S-K.

We also note the reference on page 31 to the use of Adjusted EBITDA as “a measure of a company’s performance.” Item 10(e) prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. On page 30, you state your calculation of Adjusted EBITDA excludes “non-recurring non-cash charges and certain one-time cash charges.” However, it appears several of the adjustments made are reasonably likely to recur and/or have occurred in all three years presented.

In future filings please remove the disclosure relating to Adjusted EBITDA and provide appropriate discussion of covenants that are considered to be material to an investor’s understanding of the company’s financial condition and liquidity. Measures disclosed in such a discussion should be those stipulated by the actual debt covenants and should be reconciled to the most directly comparable GAAP financial measure for liquidity, such as cash flows from operations. If you expect to include this type of discussion in future filings, please provide us with an example of the expected disclosure.
     Response:
In response to your comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, we will remove the disclosure relating to Adjusted EBITDA. We will also provide what we believe to be appropriate disclosure regarding covenant compliance under our amended and restated credit facility entered into as of December 29, 2006 (the “2006 Credit Facility”), which replaced the credit facility described in the Form 10-K. In light of the different covenant provisions in the 2006 Credit Facility, and our present circumstances, we do not presently expect to include in future filings the type of discussion referred to in the last paragraph of your comment.

Mr. Terence O’Brien
May 15, 2007

     The Company acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please let me know if you have any questions. I can be reached via phone: (920) 729-3607; fax: (920) 729-3633; or email: glachey@nfco.com.

Very truly yours, NEENAH FOUNDRY COMPANY
/s/ Gary W. LaChey

Gary W. LaChey Corporate Vice President -- Finance and Chief Financial Officer

cc:	William M. Barrett Bruce C. Davidson